4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001136840
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Getty Images, Inc.
  0001047202
  <IRS-NUMBER>98-0177556
</SUBJECT-COMPANY>
<PERIOD>03/04/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Albers, Bud D.
   601 North 34th St


   Seattle, WA 98103
2. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GYI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/4/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SVP, Chief Technology Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/04/03    M        2,084         A  $23.66                      D  Direct
Common Stock                                  03/04/03    S        2,084         D  $28.88                      D  Direct
Common Stock                                  03/04/03    M        521           A  $21.03                      D  Direct
Common Stock                                  03/04/03    S        521           D  $28.88                      D  Direct
Common Stock                                  03/04/03    M        520           A  $24.78                      D  Direct
Common Stock                                  03/04/03    S        520           D  $28.88                      D  Direct
Common Stock                                  03/04/03    M        521           A  $16.85                      D  Direct
Common Stock                                  03/04/03    S        521           D  $28.88       0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to$12.41                                                                     10/15/02     10/15/11
 buy)
Employee Stock Option (Right to$16.85          03/04/03       M                          521              03/30/02 (1) 03/30/11
 buy)
Employee Stock Option (Right to$21.03          03/04/03       M                          521              12/20/02 (2) 12/20/11
 buy)
Employee Stock Option (Right to$23.66          03/04/03       M                          2,084            10/04/00 (3) 10/04/09
 buy)
Employee Stock Option (Right to$24.78          03/04/03       M                          520              10/11/01 (4) 10/11/10
 buy)
Employee Stock Option (Right to$40.41                                                                     08/28/01     08/28/10
 buy).

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to          Common Stock                   10,000                    10,000        D   Direct
 buy)
Employee Stock Option (Right to03/04/03  Common Stock                   521                       13,021        D   Direct
 buy)
Employee Stock Option (Right to03/04/03  Common Stock                   521                       17,708        D   Direct
 buy)
Employee Stock Option (Right to03/04/03  Common Stock                   2,084                     14,583        D   Direct
 buy)
Employee Stock Option (Right to03/04/03  Common Stock                   520                       10,417        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   25,000                    25,000        D   Direct
 buy).

Explanation of Responses:

(1)
This option vests as to 25% on March 30, 2002 and the remainder vests ratably as of the thirtieth of each month thereafter for the f ollowing three years.
(2)
This option vests as to 25% on December 20, 2002 and the remainder vests ratably as of the twentieth of each month thereafter for th
e following three years.
(3)
This option vests as to 25% on October 4, 2000 with the remaining vesting ratably as of the fourth of each month thereafter for the following three years.
(4)
This option vests as to 25% on October 11, 2001 and the remainder vests ratably as of the eleventh of each month thereafter for the following three years.

SIGNATURE OF REPORTING PERSON
/S/ Albers, Bud D.
DATE 03/05/03